Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated September 24, 2007

Registration No. 333-137073

Supplementing the Preliminary

Prospectus dated September 24, 2007

and Prospectus dated September 1, 2006

HOSPITALITY PROPERTIES TRUST

This information supplements the information contained in the preliminary prospectus supplement dated September 24, 2007 to the Prospectus dated September 1, 2006.

PRICING TERM SHEET

Size:	$350,000,000
Coupon (Interest Rate):	6.70% per annum
Security:	6.70% Senior Notes due 2018
Interest Payment Dates:	January 15 and July 15, commencing January 15, 2008
Maturity:	January 15, 2018
Price to Public:	99.136% of principal amount, plus accrued interest from September 28, 2007
Trade Date:	September 24, 2007
Settlement Date:	T+4; September 28, 2007
Net Proceeds:	$344,701,000 (before expenses associated with the transaction)
Redemption Provision:

Make-whole call at any time based on U.S. Treasury plus 0.35% (thirty-five one-hundredths of one percent). If the notes are redeemed on or after July 15, 2017, the redemption price will not include a make-whole amount.

Yield to Maturity:	6.82%
Spread to Benchmark Treasury:	220 basis points
Benchmark Treasury:	U.S. Treasury 4.75% due August 15, 2017
Benchmark Treasury Price and Yield:	101-00+; 4.62%
Expected Ratings (Moody’s / S&P):	Baa2 (stable) / BBB (stable)
Type:	SEC Registered
Ranking:	Senior Unsecured
CUSIP:	44106MAN2

Joint Book-Running Managers:	Wachovia Capital Markets, LLC	$105,000,000
	Morgan Stanley & Co. Incorporated	$52,500,000
	UBS Securities LLC	$52,500,000

Joint Lead Managers:	Merrill Lynch, Pierce, Fenner & Smith	$28,000,000
	Incorporated
	RBC Capital Markets Corporation	$28,000,000

Co-Managers:	Banc of America Securities LLC	$6,000,000
	BNY Capital Markets, Inc.	$6,000,000
	Calyon Securities (USA) Inc.	$6,000,000
	Comerica Securities, Inc.	$6,000,000
	Ferris, Baker Watts, Incorporated	$6,000,000
	Greenwich Capital Markets, Inc.	$6,000,000
	Janney Montgomery Scott LLC	$6,000,000
	Morgan Keegan & Company, Inc.	$6,000,000
	Oppenheimer & Co. Inc.	$6,000,000
	Piper Jaffray & Co.	$6,000,000
	PNC Capital Markets LLC	$6,000,000
	SG Americas Securities, LLC	$6,000,000
	Stifel, Nicolaus & Company, Incorporated	$6,000,000
	SunTrust Capital Markets, Inc.	$6,000,000

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus if you request it by calling Wachovia Capital Markets, LLC toll-free at (866) 289-1262, Morgan Stanley & Co. Incorporated toll-free at (866) 718-1649 or UBS Securities LLC toll-free at (888) 722-9555 ext. 1088.

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